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                    July 21, 2023

       Larry Xianghong Wu
       Majority Owner of General Partner
       UC Asset LP
       2299 Perimeter Park Drive, Suite 120
       Atlanta, Georgia 30341

                                                        Re: UC Asset LP
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Response Dated
October 29, 2021
                                                            Form 10-K for
Fiscal Year Ended December 31, 2020
                                                            Form 10-Q for
Fiscal Quarter Ended March 31, 2021
                                                            File No. 000-56203

       Dear Larry Xianghong Wu:

              We issued comments on the above captioned filing on March 24, 2022. On April 29,
       2022, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency s EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff s decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact William Demarest at (202)551-3432 or Robert Telewicz at (202)551-3438
       with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Richard W. Jones